

June 19, 2014

<u>Via E-mail</u>
W. Edward Nichols
Chief Executive Officer
Three Forks, Inc.
555 Eldorado Blvd.
Suite #100
Broomfield, CO 80021

     Re: **Three Forks, Inc.**
              Amendment No. 4 to Registration Statement on Form S-1
              Filed June 10, 2014
              File No. 333-192228

              Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013
              Filed June 10, 2014
              File No. 0-55033

Dear Mr. Nichols:

We have reviewed your response letter dated June 10, 2014 as well as your amended filings and have the following additional comments.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 Filed June 10, 2014

General

1.   To the extent you make changes in your Form S-1 in response to the comments below, please make conforming changes to your Form 10-K for the fiscal year ended December 31, 2013, as applicable.

We have limited access to additional funds…., page 8

2.   Briefly describe or summarize the "certain terms and conditions" referenced in the second paragraph. Also file the Credit Facility as an exhibit to the registration statement.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Financial Statements of Three Forks, Inc.

Report of Independent Registered Public Accounting Firm, page F-2

3.   It does not appear that you revised the audit opinion as confirmed in your response. Therefore, we re-issue comment 6 from our letter dated May 22, 2014.

    •   The first paragraph does not refer to the separate periods from March 28, 2012 (inception) through December 31, 2012 and January 1, 2013 through December 31, 2013.

    •   The third paragraph does not include an opinion on the financial position of Three Forks, Inc. as of December 31, 2013.

    •   The third paragraph does not refer to the separate periods from March 28, 2012 (inception) through December 31, 2012 and January 1, 2013 through December 31, 2013.

Exhibit 99.5

4.   Please refer to the tabular summary entitled "Estimated Proved Reserves" on page 2 of the reserves report and clarify for us why there are no proved shut-in reserves attributable to the net investment of $211.8 thousand dollars.

5.   The reserve report refers to a "[s]ummary presentation by reserve category at the scheduled price scenario" and a "[p]resentation by reserve category by producing area." These items do not appear to have been included in Exhibit 99.5. If you intend to include this supplemental information, please obtain and file a revised report from your engineers to render the report complete. Alternatively, remove these references if you do not intend to include this supplemental information in Exhibit 99.5. For additional guidance about the required content of the third party report, please refer to Item 1202(a)(8) of Regulation S-K, also paragraph 3(e) on page 72 of section IV.B of the Modernization of Oil and Gas Reporting, Final Rule, available on our website at the following address: http://www.sec.gov/rules/final/2008/33-8995.pdf.

6.   The reserves report does appear to include all of the disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised report from your engineers to address the following information in order to satisfy your filing obligations.

- The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item 1202(a)(8)(i)).

- The date on which the report was completed (in addition to the effective date) (Item 1202(a)(8)(ii)).

- The proportion of the Company's total proved reserves covered by the report (Item 1202(a)(8)(iii)).

- A statement that the assumptions, data, methods and procedures used in the preparation of the report are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

- A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves (Item 1202(a)(8)(vi)).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Mr. Michael A. Littman